Exhibit 21.1

Subsidiaries of Sterling Check Corp.

Name of Subsidiary	Jurisdiction of Incorporation / Formation
RISQ Group Holdings Pty Ltd.	Australia
Sterling (EMEA) Ltd.	United Kingdom
Sterling Asia Pacific Pty Ltd.	Australia
(d/b/a Sterling RISQ)
Sterling Backcheck Canada Corp.	Canada (British Columbia)
(d/b/a Sterling Backcheck)
Sterling Infosystems Inc.	Delaware
(d/b/a Sterling; Sterling Volunteers)
Sterling Intermediate Corp.	Delaware
Employment Background Investigation, LLC	Maryland
A-Check America, LLC	Delaware
(d/b/a A-Check)